November 8, 2002

Division of Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

RE:	Powersave International, Inc.
	Withdrawal of Registration Statement on Form
          SB/A
      File No.  333-33890
      Accession No. 0001014897-02-000117
      CIK #: 0001110480
	Amendment No. 8

Dear Sir or Madam:

On behalf of Powersave International, Inc., I hereby submit this application pursuant to Rule
477(a) of the Securities Act of 1933, as amended
(the "Act"), for withdrawal of Amendment No. 8 to the Registration Statement on Form SB-2 (the
"Amendment"), filed via EDGAR on October 18, 2002,
(accession number 0001014897-02-000125).

Powersave International, Inc. is requesting that the Amendment be withdrawn as, through an error in my office, the accountant's consent was improperly filed as an exhibit without the review of the accountant.

The accountant is currently reviewing the filing and when the proper consent is received, another amendment shall be filed.

My office has instituted new procedural measures to insure that no further errors of this type occur.

No securities have been sold in connection with the Amendment and the Amendment has not been declared effective by the Commission.

Please contact the undersigned with any questions you may have concerning this application.

Very truly yours,

/s/ Jody M. Walker
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Jody M. Walker
Attorney-At-Law